Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
Including Interest on Deposits
Earnings:
Earnings before income taxes	24,623	32,694	(398,780)	(53,515)	44,410	43,589
Fixed charges and preference dividends	15,650	44,202	74,876	97,148	100,405	69,851
Earnings	40,273	76,896	(323,904)	43,633	144,815	113,440
Fixed Charges:
Interest expense	12,591	39,032	70,109	97,148	100,405	69,851
Preference dividends and discount accretion	3,059	5,170	4,767	—	—	—
Interest portion of net rental expense	—	—	—	—	—	—
Total interest expense	15,650	44,202	74,876	97,148	100,405	69,851
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.57	1.74	(4.33)	0.45	1.44	1.62

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	24,623	32,694	(398,780)	(53,515)	44,410	43,589
Fixed charges and preference dividends	5,571	11,488	14,797	15,940	16,208	14,805
Earnings	30,194	44,182	(383,983)	(37,575)	60,618	58,394
Fixed Charges:
Interest expense	2,512	6,318	10,030	15,940	16,208	14,805
Preference dividends and discount accretion	3,059	5,170	4,767	—	—	—
Interest portion of net rental expense	—	—	—	—	—	—
Total interest expense	5,571	11,488	14,797	15,940	16,208	14,805
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.42	3.85	(25.95)	(2.36)	3.74	3.94